

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Brian DelGhiaccio
Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054

>   **Re: Republic Services, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 11, 2022**
>   **Form 8-K filed February 10, 2022**
>   **File No. 001-14267**

Dear Mr. DelGhiaccio:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 10, 2022

Exhibit 99.1
Reconciliation of Certain Non-GAAP Measures, page 11

1. We note that your Adjusted EBITDA includes an adjustment for Loss from unconsolidated equity method investments. Expand your disclosure and tell us why you believe such adjustment is appropriate.

2. In your reconciliations related to Adjusted Net Income – Republic, your adjustments appear to be net of tax. Please expand your disclosure to explain how the tax impact is calculated. Refer to Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

3. We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure. Please provide the disclosures required by Regulation G and Item

10(e)(1)(i) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation